RMS

18000132

ON

SEC MAIL PROCESS
Received

FEB 20 2018

WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Akar Capital Management, Inc.

OFFICIAL USE ONLY
10791
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 West Sunrise Boulevard #102A
(No. and Street)

Plantation (City) Florida (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emil A Akar 954-476-7011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

407 Lincoln Road Suite 12B (Address) Miami Beach (City) Florida (State) 33139 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Emil A Akar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akar Capital Management, Inc., as of February 9, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT LARRICK
MY COMMISSION #FF111418
EXPIRES April 29, 2018
(407) 398-0153 FloridaNotaryService.com

Notary Public

Emil A. Akar
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
407 Lincoln Road, Suite 12B
Miami Beach, Florida 33139
joel@jbaumcpa1@gmail.com
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Akar Capital Management, Inc.
Plantation, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Akar Capital Management, Inc. as of December 31, 2017, the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Akar Capital Management, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Akar Capital Management, Inc.'s management. Our responsibility is to express an opinion on Akar Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akar Capital Management, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Statement of computation of net capital requirements, Schedule II – Statement of computation of basic capital requirements, Schedule III – Reconciliation of net capital, Schedule IV – Computation of aggregate indebtedness, has been subjected to audit procedures performed in conjunction with the audit of Akar Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Akar Capital Management, Inc.'s management. Our audit procedures included

determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Akar Capital Management, Inc.'s auditor since 2012

Baum & Company, P.A.
Miami Beach, Florida
February 8, 2018

Baum & Company PA

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Current Assets		
Cash in bank and cash equivalents	$	28,859
Accounts receivable		54,292
Total current assets		83,151
Fixed Assets (net)		3,063
Other Assets		
Clearing agent deposit		50,000
TOTAL	$	136,214

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	10,261
Total liabilities		10,261
Stockholder's Equity		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding		20
Additional paid-in capital		20,943
Retained earnings		104,990
Total stockholder equity		125,953
Total liabilities and stockholder's equity	$	136,214

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commissions from security transactions	$	178,201
Investment advisory fees		179,049
Sales of investment company shares		23,185
Other revenue		75,601
Total revenue		456,036
Operating expenses:		
Compensation and employe benefits		124,533
Clearing charges		61,732
Data and regulation		23,245
Occupancy expense		9,090
General and administrative		81,445
Total operating expenses		300,045
Net income before provision for income taxes		155,991
Provision for income taxes		-0-
Net income	$	155,991

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/16	$ 20	$ 20,943	$ 119,549
Net Income	0	0	155,991
Stockholder's Distributions	0	0	(170,550)
Balance - 12/31/17	$ 20	$ 20,943	$ 104,990

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

SUBORDINATED LIABILITIES AT DECEMBER 31, 2016	$ 0
Changes during the year	0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2017	$ 0

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities:		
Net income	$	155,991
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		341
Net change to assets and liabilities:		
lecrease in accounts receivable		(3,091)
Increase in accounts payable and accrued expenses		3,467
Net cash flow provided by operating activites		156,708
Cash Flow From Financing Activities:		
Distributions to shareholder		(170,550)
Total cah flows from financing activities		(170,550)
Net Decrease In Cash		(13,842)
Cash and cash equivalents - beginning		42,700
Cash and cash equivalents - ending	$	28,858

Supplemental cash flows disclosures:		
Taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of business.

The Company was incorporated on June 18, 1982 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker-dealer.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company acts as a registered investment advisor and earns management fees on a quarterly basis.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of three months or less.

C.) Depreciation

Furniture and equipment are being depreciated on a straight line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three to ten-year period.

D.) Income Taxes

The Company has made an election to be treated as a Subchapter S corporation under the Federal Income tax laws. Accordingly, the income and losses of the Company are taxed directly to its sole stockholder. Therefore, no provision for income taxes has been made in the financial statements. The company's tax returns are subject to audit for up to three years.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing brokers remit their monthly statements. As of December 31, 2017, the balance of Commissions due from clearing brokers net of clearing expenses was $11,105 Subsequently, this has been paid in full. Income from Mutual Fund Companies is recorded as it is received. This includes Mutual Fund Sales and 12B-1 Fees.

G.) Management Fees

Management fees are earned for investment advice is earned quarterly. As of December 31, 2017, the balance was $43,187. These fees were received in full in January 2018.

H.) Clearing Deposit

Pursuant to the clearing agreement with the clearing broker, a deposit of $50,000 is being held in an interest bearing account as of December 31, 2017 to offset unsecured customer debits.

I.) Fair Market Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, amounts due to related parties, and debt. The Company's debt approximates fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximated their fair value as of December 31, 2017 due to the short-term nature of these instruments.

J.) Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

NOTE 2 - NET CAPITAL REQUIREMENTS

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 – SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 FIXED ASSETS

The Company's fixed assets are comprised of office furniture, leasehold improvements and equipment of $69,107 less accumulated depreciation of $66,043. The depreciation expense for 2018 was $ 341.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's place of business is an office owned by the officer/shareholder. There is no lease for the office. The Company's responsibility is to pay common area charges and other costs of maintaining the office.

The officer/ shareholder of the Company receives compensation as its CEO in addition to various employee benefits and expense reimbursements. Corporate distributions of $170,550 were paid to its officer/shareholder for the year ended December 31, 2017.

The officer/shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar Capital, LLC and acts as the investment manager of the Company. Various fees were earned by the Company for these services.

NOTE 7 – RETIREMENT PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Pursuant to the plan, employees are allowed to defer portion of their salary and the Company matches up to 3% of the salary deferral

NOTE 8 – CONCENTRATION OF RISK.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

AKAR CAPITAL MANAGEMENT, INC.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
December 31, 2017

Total Assets	$	136,214
Less Liabilities		10,261
Net capital before other charges		125,953
Charges against capital:		
Fixed assets (net)		3,063
Haircut on money market		1,000
Management fee accounts receivable		43,187
Other assets		-
Total charges against capital		47,250
Net capital	$	78,703

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
December 31, 2017

Net capital	$	78,703
Net capital required		5,000
Excess net capital	$	73,703

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
December 31, 2017

Net capital per Audited Financial Statements	$	78,703
Net capital per Focus Report - Part II A	$	78,703
Net difference - audit adjustments		0

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2017

Total Liabilities From Statement of Financial Condition	$	10,261
Percentage of aggregate indebtedness to net capital		13.04%

BAUM & COMPANY, P.A.
Certified Public Accountants
407 Lincoln Road, Suite 12B
Miami Beach, Florida 33139
jbaumcpa1@gmail.com
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Akar Capital Management, Inc.
Plantation, Florida

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Akar Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Akar Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) the (exemption provisions) and (2) Akar Capital Management, Inc. stated that Akar Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Akar Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Akar Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baum & Company, P.A.
Miami Beach, Florida
February 8, 2018

Baum & Company PA

Akar
CAPITAL MANAGEMENT, INC.

February 06, 2018

Exemption Letter

Akar Capital Management, Inc. ("Broker-Dealer") claims an exemption to SEC Rule 15c3-3 pursuant to paragraph K (2)(ii) ("identified exemption provision").

Broker-Dealer has met the identified exemption provision throughout the most recent fiscal year without exception.

Emil A Akar

Emil A Akar
President

Member
NASD
SIPC

8551 West Sunrise Blvd.
Suite 102A
Plantation FL 33322
Tel 954.476.7011
Fax 954.476.7014